Exhibit 4.1

SECOND AMENDMENT

THIS SECOND AMENDMENT dated as of March 6, 2009 (this “Amendment”) amends the Credit Agreement dated as of December 6, 2006 (as previously amended, the “Credit Agreement”) among OSHKOSH CORPORATION (formerly known as Oshkosh Truck Corporation), various financial institutions and BANK OF AMERICA, N.A., as Administrative Agent.  Capitalized terms used but not defined herein have the respective meanings set forth in the Credit Agreement.

WHEREAS, the parties hereto have agreed to amend the Credit Agreement in certain respects as more fully set forth below;

NOW, THEREFORE, the parties hereto agree as follows:

SECTION 1.                                Amendments.  Effective on, and subject to the occurrence of, the Second Amendment Effective Date (as defined below), the Credit Agreement shall be amended as follows:

1.1                               Amended Definitions.  The following defined terms in Section 1.01 are amended in their entirety to read as follows:

“Base Rate” means for any day a fluctuating rate per annum equal to (a) in the case of amounts denominated in Dollars, the highest of (i) the Federal Funds Rate plus 1/2 of 1%; (ii) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate”; or (iii) the sum of 1.00% plus the Offshore Rate (without giving effect to any rounding provided for in the definition of “Offshore Rate”) that would be applicable for an Interest Period of one month beginning on such day (or if such day is not a Business Day, the immediately preceding Business Day); and (b) in the case of amounts denominated in any Alternate Currency, the comparable rate for such Alternate Currency, as reasonably determined by the Agent or the applicable Fronting Lender.  The “prime rate” referred to in clause (a)(ii) above is a rate set by Bank of America based upon various factors, including Bank of America’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate.  Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

“Collateral Documents” means the Pledge Agreement, the Security Agreement, each Mortgage and any other agreement pursuant to which any Loan Party grants collateral to the Agent for the benefit of the Guaranteed Creditors.

“Consolidated EBITDA” means, for any period, the consolidated net income (or net loss) of the Company and its Subsidiaries for such period, plus (or minus, if a credit or a negative number) the following (without duplication), in each case to the extent included in the determination of such consolidated net income (or net loss): (a) all amounts treated as expenses for depreciation, all interest expense, any loss on extinguishment of debt in connection with the Second Amendment to this Agreement, all usage fees payable pursuant to Section 2.14(c) and all amortization of intangibles of any kind; (b) all taxes on or measured by income; (c) all charges arising from “last in first out” valuation; (d) the amount of post-retirement health benefits accrued in such period less the amount of post-retirement health benefits paid in such period, in an amount of up to $5,000,000; (e) not more than $15,000,000 of cash charges arising from the write-down of fixed assets, severance payments and relocation expenses incurred or taken with respect to Acquisitions; (f) the first $20,000,000 of non-recurring cash charges for severance payments and plant closings incurred or taken on or after the Second Amendment Effective Date; (g) all charges or credits arising from the write-off of intangible assets (without duplication of any amounts set forth in clause (a)); and (h) expenses relating to stock-based compensation plans resulting from the application of Financial Accounting Standards Board Statement No. 123R; provided that consolidated net income (or net loss) and each adjustment described in the foregoing clauses (a) through (h) shall be computed (i) without giving effect to extraordinary losses or extraordinary gains; (ii) without regard to the net income (or net loss) of Leasing Subsidiaries or to the carrying value of the equity interest of the Company and its Subsidiaries in Leasing Subsidiaries; (iii) without giving effect to any dividends or other distributions received by the Company and its Subsidiaries from Leasing Subsidiaries or any equity contributions made by the Company and its Subsidiaries to Leasing Subsidiaries; and (iv) excluding any gain on extinguishment of debt; provided, further, that (A) for purposes of computing Consolidated EBITDA, Acquisitions and Material Dispositions made by the Company or any of its Subsidiaries during any relevant four-quarter period shall be deemed to have occurred (and any Indebtedness incurred or assumed in connection with an Acquisition, or repaid with the proceeds of a Material Disposition, shall be deemed to have been incurred, assumed or repaid, as the case may be) on the first day of such period and Consolidated EBITDA for any such period shall be calculated to include pro forma adjustments with respect to income and expense associated with the acquired or disposed of assets or entity (all consistent with clauses (a) through (h) above); and (B) all non-cash charges taken in any period shall be added back to Consolidated EBITDA for such period and all cash payments made in any period that arise out of non-cash charges taken in a previous period shall be subtracted from Consolidated EBITDA.

“Excess Cash Flow” means, for any period, the excess (if any) of (a) the sum of (i) Consolidated EBITDA (calculated without giving effect to the last proviso of the definition thereof) for such period plus (ii) to the extent not included in the calculation of such Consolidated EBITDA, the absolute value of any net decrease in Working Capital during such period over (b) the sum, without duplication, for such period of (i) Cash Interest Expense, (ii) the cash portion of any loss on extinguishment of debt in connection with the Second Amendment to this Agreement, (iii) usage fees paid pursuant to Section 2.14(c), (iv) voluntary prepayments of Term Loans and, to the extent accompanied by a permanent decrease in the Revolving Commitments, Revolving Loans, (v) mandatory prepayments of Term Loans pursuant to Section 2.11(d)(i), (ii) or (iii), (vi) regularly scheduled principal payments of any other long-term Indebtedness of the Company and its Subsidiaries (including any Indebtedness that was long-term but is within one year of final maturity), (vii) the aggregate amount of all cash payments by the Company and its Subsidiaries on account of taxes on or measured by income, (viii) cash capital expenditures actually made by the Company and its Subsidiaries, (ix) expenditures of the type characterized as “purchases of equipment held for rental” in JLG’s audited consolidated financial statements for the fiscal year ended July 31, 2006 and (x) to the extent not included in calculating any other amount in this clause (b), any net increase in Working Capital during such period.

“L/C Commitment” means the commitment of the Issuers to Issue, and the commitment of the Revolving Lenders severally to participate in, Letters of Credit from time to time pursuant to Article III, in an aggregate amount not to exceed on any date the least of (a) the Aggregate Revolving Commitment, (b) $350,000,000 (or such other amount, not exceeding $550,000,000, as may be agreed to from time to time by the Company and the Lead Agents) and (c) the total amount of the Issuer Commitments.  The L/C Commitment is a part of the Aggregate Revolving Commitment, rather than a separate, independent commitment.

“Leverage Ratio” means, as of any date of determination, the ratio of (a) the remainder of (x) all Indebtedness of the Company and its Subsidiaries (other than Leasing Subsidiaries) determined on a consolidated basis as of such date (excluding (i) Contingent Obligations in respect of Swap Contracts and (ii) to the extent included in calculating Contingent Obligations by operation of clause (v) of the last sentence of the definition thereof, outstanding Indebtedness of the type characterized as “limited recourse debt” in JLG’s report on Form 10-K for its fiscal year ended July 31, 2006) minus (y) the amount of cash collateral held pursuant to Section 2.06(g), Section 2.11(b), Section 3.07 and Section 3.11, if any, to (b) Consolidated EBITDA for the most recently ended period of four fiscal quarters for which financial statements are available.

“Material Foreign Subsidiary” means, at any time, any Foreign Subsidiary that, as of the end of the most recent fiscal quarter for which financial statements have been delivered pursuant to Section 7.01, had total (gross) revenues for the preceding four fiscal quarter period equal to 3% or more of the total (gross) revenues of the Company and its Subsidiaries for such period.

“Net Cash Proceeds” means:

(a)                                  with respect to any Disposition, the aggregate cash proceeds (including cash proceeds received by way of deferred payment of principal pursuant to a note, installment receivable or otherwise, but only as and when received) received by the Company or any Subsidiary pursuant to such Disposition, net of (i) the direct costs relating to such Disposition (including sales commissions and legal, accounting and investment banking fees), (ii) taxes paid or reasonably estimated by the Company to be payable as a result thereof (including taxes that are or would be payable upon repatriation of such proceeds to the United States), after taking into account any available tax credits or deductions and any tax sharing arrangements, (iii) amounts required to be applied to the repayment of any Indebtedness secured by a Lien on the asset subject to such Disposition (other than Indebtedness hereunder), (iv) the amount of any reserve established in accordance with GAAP in respect of (x) the sale price of the asset subject to such Disposition or (y) liabilities associated with such asset that are retained by the Company or such Subsidiary, including pension and post-employment benefit liabilities, liabilities related to environmental matters and indemnification obligations, in each case to the extent described in reasonable detail in a certificate provided by a Responsible Officer promptly following consummation of such Disposition, and (v) proceeds that the Company specifies in writing at the time of such Disposition will be (and in fact are), within 180 days after such Disposition, either (x) reinvested by the Company or the applicable Subsidiary (A) in revenue-producing (whether directly or indirectly) assets or (B) in the case of any Disposition of real estate, in fixed assets useful in the business of the Company or the applicable Subsidiary or (y) applied towards the purchase price of a Permitted Acquisition (to the extent that the Company would be permitted to pay cash to consummate such an Acquisition as of the date of such Disposition); and

(b)                                 with respect to any issuance of Indebtedness or Equity Interests (excluding Equity Interests issued as consideration for a Permitted Acquisition), the aggregate cash proceeds received by the Company or any Subsidiary pursuant to such issuance, net of (i) the direct costs relating to such issuance (including sales and underwriter’s discounts and commissions and legal, accounting and investment banking fees) and (ii) in the case of any issuance by a Foreign Subsidiary, deductions in respect of taxes that are or would be payable upon repatriation of such proceeds to the United States, after taking into account any available tax credits or deductions and any tax sharing arrangements.

“Working Capital” means, at any time, the remainder of (a) the consolidated current assets of the Company and its Subsidiaries (excluding cash and cash equivalents) minus (b) the consolidated current liabilities of the Company and its Subsidiaries (excluding Indebtedness).  The calculation of any increase or decrease in Working Capital during any period shall be made giving pro forma effect to any Material Dispositions made during such period.

1.2                               Definition of Cash Interest Expense.  The definition of “Cash Interest Expense” is amended by (a) deleting the word “and” after clause (ii) and substituting a comma therefor; and (b) deleting the period at the end of clause (iii) and substituting the following therefor: “and (iv) usage fees payable pursuant to Section 2.14(c).”

1.3                               Definition of Material Adverse Effect.  The definition of “Material Adverse Effect” is amended by adding the following proviso before the period at the end thereof:

; provided that events, circumstances, changes, effects or conditions with respect to the Company and its Subsidiaries disclosed in any Form 10-K, Form 10-Q or Form 8-K filed by the Company with the SEC prior to February 28, 2009 shall not constitute a “Material Adverse Effect”.

1.4                               Definition of Offshore Rate.  The definition of “Offshore Base Rate”, which is included in the definition of “Offshore Rate”, is amended by deleting the language “with a term equivalent to such Interest Period” each time such language appears therein and substituting the following language therefor “with a term of three months (or, if longer, with a term equivalent to such Interest Period)”.

1.5                               New Definitions.  The following definitions are added to Section 1.01 in appropriate alphabetical sequence:

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests in a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any such equity interest.

“Impacted Lender” means (a) a Defaulting Lender or (b) a Revolving Lender as to which (i) the Swing Line Lender or an Issuer has a good faith belief that such Revolving Lender has defaulted in fulfilling its obligations under one or more other syndicated credit facilities or (ii) an entity that controls such Lender has been deemed insolvent or become subject to a bankruptcy or other similar proceeding.

“Issuer Commitment” means, with respect to any Issuer, the maximum Stated Amount of Letters of Credit that such Issuer has committed to have outstanding at any time as set forth in a written agreement between the Company and such Issuer.

“Material Disposition” means any transaction or series of related transactions for the purpose of or resulting, directly or indirectly, in the disposition by the Company or a Subsidiary of (a) all or substantially all of the assets of a Subsidiary, or of any business or division of the Company or a Subsidiary or (b) all of the Equity Interests of a Subsidiary (to the extent owned by the Company and/or its Subsidiaries) to a Person that is not a Subsidiary.

“Moody’s” means Moody’s Investor Service Inc. or its successors.

“Mortgage” means a mortgage, leasehold mortgage, deed of trust or similar document granting a Lien on real property (or any interest therein) of the Company or any other Loan Party in appropriate form for filing or recording in the applicable jurisdiction and otherwise reasonably satisfactory to the Agent.

“Permitted Acquisition” means an Acquisition that meets the following requirements: (a) if such Acquisition is of a Person, the board of directors or similar governing body of such Person has approved such Acquisition, (b) no

Default or Event of Default exists at the time of such Acquisition or will exist immediately thereafter; (c) the Person or businesses being acquired had positive cash flow (which shall mean the remainder of earnings before interest expense, taxes, depreciation and amortization minus capital expenditures) for the most recent 12-month period for which financial statements are available, (d) if the Leverage Ratio immediately before or immediately after giving effect to such Acquisition is or will be greater than 4.00 to 1.0, then (i) the sole consideration for such Acquisition shall be Equity Interests of the Company and (ii) after giving effect to such Acquisition, the aggregate amount of all consideration for all Acquisitions made in the then current fiscal year (valued at the time of each applicable Acquisition) will not exceed $100,000,000; (e) if the Leverage Ratio immediately before or immediately after giving effect to such Acquisition is or will be greater than 3.50 to 1.0 (and the preceding clause (d) does not apply), then after giving effect to such Acquisition (i) the aggregate amount of cash consideration for all Acquisitions made in the then current fiscal year will not exceed $100,000,000 and (ii) the aggregate amount of non-cash consideration for all Acquisitions made in the then current fiscal year (valued at the time of each applicable Acquisition) will not exceed $150,000,000; and (f) if the Leverage Ratio immediately before or immediately after giving effect to such Acquisition is or will be greater than 3.0 to 1 (and the preceding clauses (d) and (e) do not apply), then after giving effect to such Acquisition, (i) the aggregate amount of cash consideration for all Acquisitions made in the then current fiscal year will not exceed $150,000,000 and (ii) the aggregate amount of non-cash consideration for all Acquisitions made in the then current fiscal year (valued at the time of each applicable Acquisition) will not exceed $150,000,000.  For purposes of the foregoing, any assumption of Indebtedness in connection with an Acquisition shall be considered cash consideration in an amount equal to the principal amount of such Indebtedness.

“S&P” means Standard & Poor’s Ratings Group, a division of the McGraw-Hill Companies, Inc., or its successors.

“Second Amendment Effective Date” means March 9, 2009.

1.6                               Deletion of Definition.  Section 1.01 is amended by deleting the definition of “Additional Lender”.

1.7                               Accounting Matters.  Subsection 1.03(a) is amended by adding the following sentence at the end thereof:

Notwithstanding the foregoing, no change in the amount of any Indebtedness for accounting purposes resulting from a gain or loss on the extinguishment of debt shall be considered in determining the amount of such Indebtedness (and any such Indebtedness shall be deemed to be outstanding in the contractual amount thereof).

1.8                               Swing Line Loans.  Section 2.05 is amended by adding the following language immediately after the language “; provided that” therein:

(a)  the Swing Line Lender shall not be under any obligation to make any Swing Line Loan if any Revolving Lender is at such time an Impacted Lender hereunder, unless the Company is in compliance with its obligations under Section 2.06(g); and (b).

1.9                               Cash Collateral for Swing Line Lender.  Section 2.06 is amended by adding the following clause (g) at the end thereof:

(g)  The Swing Line Lender may require, as a condition to the making of any Swing Line Loan at any time that any Revolving Lender is an Impacted Lender, that the Company deliver to the Agent, as collateral for the benefit of the Swing Line Lender, cash or deposit account balances in an aggregate amount equal to such Impacted Lender’s Revolving Percentage of the amount of all outstanding Swing Line Loans pursuant to arrangements and documentation in form and substance reasonably satisfactory to the Agent and the Swing Line Lender, which arrangements and documents are hereby consented to by all Lenders.  The Company grants to the Agent, for the benefit of the Swing Line Lender, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing.  If the applicable Impacted Lender fails to make any payment required pursuant to Section 2.06(b) or (d), the Agent shall (without limiting in any way the obligations of such Impacted Lender) use any cash collateral held pursuant to this subsection (g) to make such payment.  If the circumstances giving rise to a requirement that the Company provide cash collateral pursuant to this subsection (g) cease to exist (or the amount of cash collateral required pursuant to this subsection (g) is reduced), then the Agent shall, promptly upon request of the Company, return such cash collateral (or the relevant portion thereof) to the Company.

1.10                         Removal of Accordion.  (a) Section 2.09 is amended by (i) changing the caption to read: “Voluntary Termination or Reduction of Revolving Commitments.”; (ii) deleting the language “, except as provided in subsection (c)” at the end of the second sentence of subsection (a); and (iii) deleting subsection (c); and (b) Exhibit I is deleted in its entirety.

1.11                         Mandatory Prepayments.  Subsections (d) and (e) of Section 2.11 are amended in their entirety to read as follows:

(d)                                 If the Company or any Subsidiary receives any Net Cash Proceeds from any of the following events, the Company shall apply such Net Cash Proceeds at the following times, in the following amounts (in each case rounded down to an integral multiple of $100,000) and in the order of application set forth in subsection (e) below (any such application, a “Proceeds Application”):

(i)                                     Within five Business Days following the receipt of any Net Cash Proceeds from any Disposition (other than (A) a Disposition of the type described in Section 8.02(a), (b), (c), (d), (f), (g), (h), (i), (j) or (l), regardless of whether made by a Loan Party, and (B) the first $25,000,000 of Net Cash Proceeds from any Disposition made after the Effective Date that is permitted solely by Section 8.02(m)), whether by merger, consolidation or otherwise, the Company shall make a Proceeds Application in an amount (rounded down as provided above) equal to the result (if positive) of (x) all Net Cash Proceeds from all such Dispositions received during the then-current fiscal year minus (y) $10,000,000 minus (z) all amounts previously applied pursuant to this clause (i) during such fiscal year.

(ii)                                  Within five Business Days following the receipt of any Net Cash Proceeds from the issuance of any Indebtedness (other than (A) Indebtedness in respect of Swap Contracts incurred in the ordinary course of business and not for speculative purposes, (B) Indebtedness secured by Liens of the type described in Section 8.01(j), (k), (m), (n), (r) or (u) regardless of whether made by a Loan Party, (C) Indebtedness in respect of any bankers’ acceptance, letter of credit, warehouse receipt or similar facility entered into in the ordinary course of business, (D) Indebtedness incurred in the ordinary course of business in connection with any like-kind exchange under Section 1031 of the Code that is secured solely by the property subject to the applicable transaction, (E) Indebtedness arising under the Loan Documents, (F) Permitted Acquired Debt or (G) Indebtedness permitted under clause (y) of Section 8.05(b)), the Company shall make a Proceeds Application in an amount (rounded down as provided above) equal to the result of (x) all Net Cash Proceeds from issuances of all such Indebtedness received after the Effective Date minus (y) all amounts previously applied pursuant to this clause (ii).

(iii)                               Within five Business Days following the receipt of any Net Cash Proceeds from the issuance of any Equity Interests (excluding any issuance by a Subsidiary to the Company or another Subsidiary and any Equity Interests issued as consideration for a Permitted Acquisition), the Company shall make a Proceeds Application in an amount (rounded down as provided above) equal to the result of (x) all Net Cash Proceeds from issuances of all such Equity Interests received after the Second Amendment Effective Date minus (y) all amounts previously applied pursuant to this clause (iii).

(iv)                              Within five Business Days following the delivery of the Compliance Certificate with respect to each of the second quarter and the fourth quarter of any fiscal year pursuant to subsection 7.02(b), beginning with the fiscal quarter ending September 30, 2009, the Company shall make a Proceeds Application in an amount (rounded down as provided above) equal to the excess, if any, of (A) the Specified Percentage of (x) in the case of a Proceeds Application at the end of the second fiscal quarter of a year, the amount of Excess Cash Flow for the first two quarters of such year or (y) in the case of a Proceeds Application at the end of a fiscal year, the amount of Excess Cash Flow for such year minus the amount previously applied pursuant to the preceding clause (x) at the end of the second quarter of such year over (B) the sum of all voluntary prepayments of Term Loans, the prepayment of Term Loans made in connection with the Second Amendment to this Agreement and, to the extent accompanied by a permanent decrease in the Revolving Commitments, all voluntary prepayments of Revolving Loans, in each case to the extent made during the applicable two-quarter period or fiscal year, as the case may be; provided that if any calculation under the immediately preceding clause (A)(y) results in a negative number in any fiscal year, then the aggregate amount due under this clause (iv) with respect to future periods shall be reduced by the absolute value of such negative number (with such reduction applied to future periods in chronological order).  For purposes of the foregoing, “Specified Percentage” means the percentage specified in the table below as of the relevant second quarter or fourth quarter, as applicable, opposite the Leverage Ratio in effect on the last day of such quarter.

Leverage Ratio	Second Quarter Specified Percentage	Fourth Quarter Specified Percentage
Greater than or equal to 5.00 to 1.0	35%	85%
Less than 5.00 to 1.0 but greater than or equal to 4.00 to 1.0	35%	75%
Less than 4.00 to 1.0 but greater than or equal to 3.75 to 1.0	25%	50%
Less than 3.75 to 1.0 but greater than or equal to 3.50 to 1.0	0%	25%
Less than 3.50 to 1.0	0%	0%

(e)                                  Each Proceeds Application shall be applied ratably to the Term A Loans and the Term B Loans in proportion to the original principal amounts thereof, and within each such Class shall be applied to the remaining installments thereof in the inverse order of the maturity of such installments.

1.12                         Usage Fees.  Section 2.14 is amended by adding the following subsection (c) in appropriate sequence:

(c)                                  Usage Fees.  For any day on which the Company has a corporate family rating from Moody’s of B3 with negative watch or lower (or, subject to the last two sentences of this subsection, has no such rating) or a corporate credit rating from S&P of B- with negative watch or lower (or, subject to the last two sentences of this subsection, has no such rating), the Company shall pay (at the times set forth below) to the Agent, for the account of each Lender (other than any Lender that is a Defaulting Lender on such day) a usage fee of 0.50% per annum on the aggregate principal amount of all outstanding Loans of each Lender.  Accrued and unpaid usage fees shall be due and payable in arrears on the last Business Day of each calendar quarter, on the Revolving Termination Date, on the Term A Maturity Date, on the Term B Maturity Date and, if all Loans have become due and payable (by acceleration or otherwise), on demand.  If Moody’s or S&P ceases to issue the applicable type of ratings described above or materially changes its methodology for determining such type of ratings, then the usage fee shall be determined based upon the applicable rating of the other rating agency.  If both Moody’s and S&P cease to issue the applicable type of ratings described above or materially change their respective methodologies for determining such ratings, then the Company and the Lead Agents shall agree in writing on an equitable alternative method for determining the applicability of the usage fee (with a view toward replicating, to the extent possible, the criteria and methodology used by Moody’s and S&P for the applicable types of ratings as in effect on the Second Amendment Effective Date).

1.13                         Letter of Credit Subfacility. Section 3.01(b)(vii) is amended in its entirety to read as follows:

(vii)                           any Revolving Lender is at such time an Impacted Lender hereunder, unless the Company is in compliance with its obligations under Section 3.11 with respect to such Impacted Lender.

1.14                         Cash Collateral for Impacted Lender.  Article III is amended by adding the following new Section 3.11 at the end thereof:

3.11                           Cash Collateral for Issuer.  Upon the request of any Issuer to the Agent and the Company at any time that any Revolving Lender is an Impacted Lender, the Company shall immediately deliver to the Agent, as collateral for the benefit of such Issuer, cash or deposit account balances in an aggregate amount equal to such Impacted Lender’s Revolving Percentage of the Stated Amount of all Letters of Credit issued by such Issuer pursuant to arrangements and documentation in form and substance reasonably satisfactory to the Agent and such Issuer, which arrangements and documents are hereby consented to by all Lenders.  The Company grants to the Agent, for the benefit of each applicable Issuer, a security interest in all such cash, deposit accounts and all balances therein and all proceeds of the foregoing.  If, upon a draw under a Letter of

Credit, the applicable Impacted Lender fails to make any payment required pursuant to Section 3.03(c) or (d), the Agent shall (without limiting in any way the obligations of such Impacted Lender) use any cash collateral held pursuant to this Section 3.11 to make such payment.  If the circumstances giving rise to a requirement that the Company provide cash collateral pursuant to this Section 3.11 cease to exist (or the amount of cash collateral required pursuant to this Section 3.11 is reduced), then the Agent shall, promptly upon request of the Company, return such cash collateral (or the relevant portion thereof) to the Company.

1.15                         Substitution of Lenders.  Section 4.07 is amended by deleting each reference to “Defaulting Lender” therein and substituting therefor a reference to “Impacted Lender”.

1.16                         Notice of Impacted Lender.  Section 4.08 is amended in its entirety to read as follows:

4.08                         Notice of Impacted Lender.  The Agent agrees to notify the Company upon (a) any Lender becoming an Impacted Lender or (b) the occurrence of any Lender no longer being an Impacted Lender (but the Agent shall have no liability for any failure to give, or any delay in giving, any such notice).

1.17                         Notice of Ratings Change.  Section 7.02 is amended by (a) deleting the word “and” after clause (d); (b) re-lettering the existing clause (e) to be clause (f); and (c) inserting the following new clause (e) in appropriate sequence:

(e)                                  promptly upon such change being publicly released by any rating agency, any adverse change in a rating referred to in Section 2.14(c) to a rating at or below the applicable threshold specified in Section 2.14(c); and

1.18                         Guarantors.  Section 7.13 is amended in its entirety to read as follows:

7.13                         Guarantors.  The Company shall take all steps necessary to ensure that (a) all Domestic Subsidiaries of the Company (other than any Subsidiary that conducts no business and has no material assets) are parties to the Subsidiary Guaranty; and (b) not later than 30 days after the end of the calendar month in which the Company creates or acquires, or an existing Subsidiary becomes, a Material Foreign Subsidiary, such Material Foreign Subsidiary becomes a party to the Subsidiary Guaranty (or a guaranty complying with local law in the jurisdiction of organization of such Material Foreign Subsidiary) and issues a guaranty of the Obligations of each Subsidiary Borrower that is a Foreign Subsidiary, except (in each case described in the foregoing provisions of this clause (b)) to the extent that (i) such guaranty by such Material Foreign Subsidiary would result in material adverse tax consequences to the Company or (ii) such Material Foreign Subsidiary would not be able to issue such guaranty under applicable law without undue expense or other material adverse consequences.

1.19                         Further Assurances.  Section 7.14 is amended by (a) deleting the existing subsection (a)(i) and substituting the following therefor:

(i)  to ensure that the obligations of the Borrowers under the Loan Documents and of each applicable Subsidiary under the Subsidiary Guaranty are secured by a pledge of all (subject to Section 7.14(b)(ii)) of such Person’s interests in any Subsidiary (in each case pursuant to the Pledge Agreement and/or, in the case of the pledge of an interest in a Material Foreign Subsidiary, a pledge agreement complying with local law in the jurisdiction of organization of such Material Foreign Subsidiary) and secured (subject to Section 7.14(b)(i)) by a security interest in substantially all other personal property of such Person pursuant to the Security Agreement or, in the case of a Foreign Subsidiary, a comparable agreement under local law of the jurisdiction of organization of such Foreign Subsidiary (it being understood that the Agent may, in its sole and complete discretion, waive (or permit a reasonable time for completion of) any requirement to pledge any interest in, or grant any security on the assets of, any Foreign Subsidiary based upon such factors it deems relevant, including the cost or difficulty of obtaining such pledge or grant);

; and (b) replacing the existing subsection (b) with the following subsections (b) and (c):

(b)                                 Notwithstanding anything to the contrary in the Loan Documents, (i) no amount due from or other obligation of the Company shall be (directly or indirectly) secured by an asset of any Material Foreign Subsidiary if such security interest would result in material adverse tax consequences to the Company, (ii) neither the Company nor any Domestic Subsidiary shall be required to pledge more than 65% of the voting ownership interests in any Material Foreign Subsidiary or any equity in any other Foreign Subsidiary and (iii) no Loan Party shall be required to pledge Margin Stock.

(c)                                  Notwithstanding any other provision of this Agreement or any other Loan Document, during the 60-day period (or such longer period as the Agent agrees in its sole and complete discretion) following the date on which any Person becomes a party to, or the Equity Interests of any Person are pledged pursuant to, any Collateral Document, the Agent and such Person (or any other applicable Loan Party) may (i) enter into such amendments and supplements (including updates of the schedules) to any Collateral Document as are necessary or appropriate to cause the representations and warranties therein to be accurate and complete with respect to such Person and (ii) modify the covenants and other provisions thereof in such manner as the Agent deems necessary or appropriate to accommodate the addition of such Person as a party to, or the pledge of such Person’s Equity Interests under, such Collateral Document (and neither the inaccuracy or incompleteness of any applicable representation or warranty nor any non-compliance with any applicable covenant or other provision in any applicable Loan Document shall give rise to a Default or Event of Default prior to the end of such period so long as such inaccuracy, incompleteness or non-compliance does not impair the Agent’s Lien on any material portion of the applicable Collateral or the Agent’s rights with respect thereto in any material respect).

1.20                         Real Estate Collateral.  Article VII is amended by adding the following new Section 7.15 at the end thereof:

7.15                           Real Estate Collateral.  The Company shall, and shall cause each other applicable Loan Party to, take all actions necessary to:

(a)                                  within 30 days after the Second Amendment Effective Date, cause each parcel of real property listed on Schedule 7.15 to be subject to a recorded Mortgage in favor of the Agent;

(b)                                 concurrently with or promptly after the acquisition (at any time after the Second Amendment Effective Date) by any Loan Party of any real property with a tax assessed value at the time of such acquisition exceeding $2,000,000, cause such real property to be subject to a recorded Mortgage in favor of the Agent;

(c)                                  promptly upon request of the Agent during the existence of an Event of Default, cause each parcel of real property owned by any Loan Party that is designated in writing by the Agent (and not covered by clause (a) or (b) above) to be subject to a recorded Mortgage in favor of the Agent; and

(d)                                 not later than 60 days after the recording of any Mortgage with respect to any real property pursuant to clause (a), (b) or (c) above, deliver to the Agent (i) an ALTA Loan Title Insurance Policy (or the equivalent thereof), issued by an insurer acceptable to the Agent, insuring the Agent’s Lien on such property, which policy shall be in an amount not less than 100% of the reasonably estimated fair market value of such property and shall contain endorsements and exceptions to coverage reasonably acceptable to the Agent; (ii) to the extent reasonably available, copies of all material documents of record concerning such property as shown on the title insurance policy referred to above; and (iii) either a flood insurance policy covering such property, which policy shall be reasonably acceptable to the Agent, or confirmation that such a policy is not required by the Flood Disaster Protection Act of 1973 or any other applicable law.

Notwithstanding any other provision of this Agreement, the Agent may, in its sole and complete discretion, waive (or extend the time for completion of) any requirement set forth in this Section 7.15 based upon such factors as it deems relevant, including the value and/or marketability of the relevant property, the cost (including legal fees, title insurance premiums, recording taxes and survey expenses) or difficulty of recording a Mortgage on, or obtaining other items referred to above with respect to, the relevant property, potential environmental liabilities with respect to the relevant property and other matters considered when selecting properties listed on Schedule 7.15).

1.21                         Lien Baskets.  Subsection 8.01(g), subsection 8.01(n) and subsection 8.01(s) are each amended by replacing the percentage “5%” with the percentage “2.5%”.

1.22                         Dispositions.  Section 8.02 is amended by (a) deleting the parenthetical clause “(any such transaction, a “Disposition”)” therein and substituting the following therefor:

(any such transaction, excluding, for the avoidance of doubt, (i) any transfer of cash in the ordinary course of business and (ii) any issuance by a Person of its own Equity Interests, a “Disposition”)

; (b) deleting the parenthetical clause that reads “(but, for the avoidance of doubt, excluding cash that is transferred in the ordinary course of business and treasury stock of such Loan Party)”; and (c) amending subsections (d) and (n) in their entirety and substituting the following therefor, respectively:

(d)                                 [Intentionally deleted].

(n)                                 Dispositions that are not permitted by the foregoing provisions of this Section 8.02; provided that (i) any such Disposition is made for fair market value; (ii) no Event of Default shall exist at the time of or shall result from any such Disposition; and (iii) either (A) such Disposition is a Material Disposition, at least 90% of the consideration for such Disposition is payable in cash or cash equivalents and the Company has notified the Agent prior to such Disposition that the Net Cash Proceeds thereof (without any reduction pursuant to clause (a)(v) of the definition of Net Cash Proceeds) shall be applied to prepay Term Loans in accordance with Section 2.11(e) or (B) the aggregate value of all assets disposed of by the Company and its Subsidiaries pursuant to this subsection (n) (excluding Dispositions described in the preceding clause (A)) (x) during any fiscal year, beginning with the Company’s 2009 fiscal year, shall not exceed the greater of (A) $100,000,000 and (B) 5% of the consolidated tangible assets of the Company and its Subsidiaries as of the beginning of such fiscal year and (y) after the Second Amendment Effective Date shall not exceed the greater of (A) $350,000,000 and (B) 18% of the consolidated tangible assets of the Company and its Subsidiaries as reflected in the most recent financial statements delivered pursuant to Section 7.01(a); provided that no Event of Default under the foregoing clause (y) shall result from any Disposition to the extent such Disposition was permitted by this Section 8.02(n) at the time such Disposition was made.

1.23                         Restricted Investments.  Section 8.04 is amended in its entirety to read as follows:

8.04                         Restricted Investments.  The Company shall not:

(a)  make, or permit any Subsidiary to make, any Acquisition that is not a Permitted Acquisition;

(b)  permit the aggregate amount of all Investments (as defined below) in joint ventures or similar entities (in each case, that are not Loan Parties) made by the Company and the other Loan Parties after the Second Amendment Effective Date (other than Investments (i) in Leasing Subsidiaries and/or in connection with customer financing, vendor agreements, distribution, sales and/or service activities, in each case in the ordinary course of business and substantially consistent with past practice, (ii) in joint ventures or similar entities as contemplated by teaming agreements, sales agreements, sales representative agreements, distribution agreements, joint development agreements and/or similar agreements either (A) entered into in the ordinary course of business and substantially consistent with past practice or (B) required by law or any Governmental Authority, (iii) arising from the transfer of inventory, equipment, intellectual property and/or software to Foreign Subsidiaries in the ordinary course of business and substantially consistent with past practice, (iv) that the Company and/or one or more of its Subsidiaries have committed to make as of the Second Amendment Effective Date (and any renewal, modification, replacement or extension thereof, provided that the amount of the original Investment is not increased except by the terms of such Investment or as otherwise permitted under this Section 8.04), which Investments are described on Schedule 8.04, and (v) in Foreign Subsidiaries pursuant to tax, governmental and/or external auditor requirements (collectively, “Permitted Investments”)) to at any one time exceed $15,000,000;

(c)  permit the aggregate amount of all Investments (other than Permitted Investments as defined above) in Foreign Subsidiaries that are not Guarantors made by the Company and the Guarantors after the Second Amendment Effective Date to at any one time exceed $50,000,000; or

(d)                                 change its investment policy (as in effect on January 1, 2009) in any material respect in a manner that liberalizes the investments permitted thereunder; and not, and not permit any Subsidiary to, make any material investment in violation of such investment policy.

For purposes of clauses (b) and (c) above, “Investment” means, with respect to any Person, any capital contribution (including by way of forgiveness or capitalization of Indebtedness, but excluding (i) any forgiveness of intercompany liabilities of a Subsidiary at the time of, or in contemplation of, a Material Disposition, and (ii) the write-off or write-down of intercompany liabilities in cases where the tax benefit of such a write-off or write-down to the Person making such write-off or write-down would exceed the fair market value of such intercompany liabilities to such Person, as reasonably determined by the Company) made by such Person to any other Person, any loan or advance made by such Person to any other Person, the issuance by such Person of any Guaranty Obligation with respect to financial obligations of any other Person or any other transaction having substantially the same economic effect as any of the foregoing, excluding (a) any sale or lease of goods or the performance of any services on arm’s length terms and (b) the performance of services customarily provided by a parent company to its Subsidiaries in the ordinary course of business on terms substantially consistent with the past practice of the Company and the other Loan Parties.  The amount of any Investment shall be (i) in the case of a capital contribution, the amount thereof (determined, in the case of a non-cash capital contribution, based upon the fair market value of the contributed property on the date of such contribution as reasonably determined by the Company), reduced by the amount of any cash equity return, (ii) in the case of a loan or advance, the amount thereof, reduced by cash repayments of loans and advances (and without regard to any write-down or write-off thereof, other than any write-down or write-off described in the first sentence of this paragraph) and (iii) in the case of a Guaranty Obligation, the amount determined in accordance with the definition of “Contingent Obligation”, reduced by any reduction in amount of Guaranty Obligations with respect to joint ventures or similar entities and/or Foreign Subsidiaries that are not Guarantors.

1.24                         Debt Limitations.  Section 8.05 is amended by (a) changing the caption to read “Subsidiary Indebtedness.”; (b) deleting the phrase “, other than Permitted Securitizations” in subsection (a); and (c) amending subsection (b) in its entirety to read as follows:

(b)  The Company shall not permit any Material Subsidiary to create, incur, assume, suffer to exist or otherwise become or remain directly or indirectly liable with respect to, any Indebtedness (excluding (i) Indebtedness arising under the Loan Documents; (ii) unsecured Permitted Acquired Debt; (iii) Indebtedness existing on the Second Amendment Effective Date and listed on Schedule 8.05; (iv) unsecured Indebtedness to the extent included in calculating Contingent Obligations by operation of clause (v) of the last sentence of the definition thereof; and (v) refinancings, extensions or renewals of Indebtedness described in the foregoing clauses (i) through (iv), provided that, in the case of the foregoing clauses (ii) and (iii), the principal amount thereof is not increased); provided that (A) the Domestic Subsidiaries may collectively have (x) Floor Plan Financing Facilities (to the extent constituting Indebtedness) in an aggregate outstanding principal amount not at any time exceeding $25,000,000 and (y) other Indebtedness (excluding Indebtedness under Floor Plan Financing Facilities) in an aggregate outstanding principal amount not at any time exceeding $25,000,000; and (B) the Material Foreign Subsidiaries may collectively have Indebtedness in an aggregate outstanding principal amount not at any time exceeding $50,000,000.

1.25                         Transactions with Affiliates.  Section 8.06 is amended by (a) deleting the word “and” at the end of subsection (f) thereof, (b) deleting the period at the end of subsection (g) thereof and replacing such period with a semi-colon; and (c) adding new subsections (h) and (i) at the end thereof reading in their entirety as follows:

(h)                                 sales or leases of goods to Affiliates in the ordinary course of business for less than fair market value, but for not less than cost; and

(i)                                     any Investment permitted under Section 8.04 or otherwise under this Agreement.

1.26                         Restricted Payments.  Subsection 8.09(a) is amended in its entirety as follows:

(a)  The Company shall not, and shall not permit any Subsidiary to, declare or make any Restricted Payment (other than dividends and distributions payable solely in common stock of the Company or in rights or options to acquire such common stock); provided that (i) any Subsidiary may make such Restricted Payments to the Company or to another Subsidiary; and (ii) so long as no Event of Default exists or would result therefrom, the Company and its Subsidiaries may make other such Restricted Payments during any fiscal year in an aggregate amount not exceeding (A) during the Company’s 2009 fiscal year, $19,945,000 (which represents amounts paid prior to the Second Amendment Effective Date plus $5,000,000); and (B) during any subsequent fiscal year, $40,000,000 plus the positive result of (x) 25% of the cumulative net income of the Company and its consolidated Subsidiaries for all fiscal quarters ending after the Effective Date minus (y) the cumulative amount of all such Restricted Payments made in any fiscal year ending after the Effective Date that exceeded $40,000,000; provided, further, that if at the time of any proposed Restricted Payment pursuant to the foregoing clause (ii)(B), the Leverage Ratio as of the last day of the most recently ended fiscal quarter for which financial statements have been delivered pursuant to Section 7.01 was greater than 2.5 to 1.0, then such Restricted Payment may not be made if, after giving effect thereto, the aggregate amount of all such Restricted Payments made in the applicable fiscal year would exceed the amount shown opposite the then-applicable Leverage Ratio in the table below (and, without limiting the foregoing, if such Leverage Ratio was greater than 4.0 to 1.0, then no such Restricted Payment may be made if, after giving effect thereto, the aggregate amount of all such Restricted Payments made in any applicable fiscal quarter would exceed the sum of $0.01 per outstanding share of the Company’s common stock plus $250,000):

If Leverage Ratio is:	Then after giving effect to a proposed Restricted Payment the total Restricted Payments in the applicable fiscal year cannot exceed:
>2.5 to 1.0 but <3.5 to 1.0	$40,000,000
>3.5 to 1.0 but <4.0 to 1.0	$10,000,000
>4.0 to 1.0	$3,850,000

1.27                           Amendment of Existing Financial Covenants.  Sections 8.10 and 8.11 are amended in their entirety to read as follows, respectively:

8.10                           Leverage Ratio.  The Company shall not permit the Leverage Ratio as of the last day of any fiscal quarter to be greater than the applicable ratio set forth below:

Fiscal Quarter(s) Ending

Maximum Leverage Ratio

March 31, 2009

5.75 to 1.0

June 30, 2009 and September 30, 2009

7.25 to 1.0

December 31, 2009

7.00 to 1.0

March 31, 2010

6.75 to 1.0

June 30, 2010 through June 30, 2011

6.50 to 1.0

September 30, 2011 through June 30, 2012

5.50 to 1.0

September 30, 2012 through June 30, 2013

4.25 to 1.0

Thereafter

3.75 to 1.0.

8.11                           Interest Coverage Ratio.  The Company shall not permit the Interest Coverage Ratio as of the last day of any fiscal quarter to be less than the applicable ratio set forth below:

Fiscal Quarter(s) Ending

Minimum Interest Coverage Ratio

March 31, 2009

1.95 to 1.0

June 30, 2009

1.64 to 1.0

September 30, 2009

1.58 to 1.0

December 31, 2009

1.49 to 1.0

March 31, 2010

1.52 to 1.0

June 30, 2010, September 30, 2010 and December 31, 2010

1.56 to 1.0

March 31, 2011 and June 30, 2011

1.70 to 1.0

September 30, 2011 through June 30, 2012

1.88 to 1.0

September 30, 2012 through June 30, 2013

2.48 to 1.0

Thereafter

2.47 to 1.0.

1.28                           Additional Covenants.  Article VIII is amended by adding the following Sections 8.13 and 8.14 at the end thereof:

8.13                           Senior Secured Leverage Ratio.  The Company shall not permit the Senior Secured Leverage Ratio as of the last day of any fiscal quarter shown below to be greater than the applicable ratio set forth opposite such quarter:

Fiscal Quarter(s) Ending

Maximum Senior Secured Leverage Ratio

June 30, 2011

5.00 to 1.0

September 30, 2011 through June 30, 2012

4.50 to 1.0

September 30, 2012 through June 30, 2013

3.25 to 1.0

September 30, 2013

3.00 to 1.0

For purposes of the foregoing, “Senior Secured Leverage Ratio” means, as of the last day of any fiscal quarter, the ratio of (a) the aggregate principal amount of all outstanding Loans on such day to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters ending on such day.

8.14                           Capital Expenditures.  The Company shall not permit the aggregate amount of all capital expenditures (excluding expenditures for “equipment held for rental” as shown in the Company’s consolidated financial statements) made by the Company and its Subsidiaries on a consolidated basis in any fiscal year set forth in the table below to exceed the sum of (a) the amount shown in the table below opposite such fiscal year plus (b) beginning in fiscal year 2010, 50% of the remainder of (i) the amount of capital expenditures permitted in the prior fiscal year pursuant to this Section 8.14 less (ii) the actual amount of capital expenditures in such prior fiscal year:

Fiscal Year 2009	$80,000,000

Fiscal Year 2010	$80,000,000

Fiscal Year 2011	$90,000,000

Fiscal Year 2012	$90,000,000

1.29                           New Pricing Schedule.  Schedule 1.01(a) is replaced by Schedule 1.01(a) hereto.

1.30                           Mortgaged Property Schedule.  The attached Schedule 7.15 is added as Schedule 7.15 to the Credit Agreement in appropriate sequence.

1.31                           Permitted Investments Schedule.  The attached Schedule 8.04 is added as Schedule 8.04 to the Credit Agreement in appropriate sequence.

1.32                           Subsidiary Indebtedness Schedule.  Schedule 8.05 is replaced by Schedule 8.05 hereto.

SECTION 2.                                Representations and Warranties.  The Company represents and warrants to the Agent and each Lender as of the date hereof and as of the Second Amendment Effective Date (as defined below) that:

2.1                                 The execution, delivery and performance by the Company of this Amendment and the performance by the Company of the Credit Agreement as amended hereby have been duly authorized by all necessary corporate action, and do not and will not: (a) contravene the terms of the Company’s Organization Documents; (b) conflict with or result in any breach or contravention of, or the creation of any Lien under, any document evidencing any material Contractual Obligation to which the Company is a party or any order, injunction, writ or decree of any Governmental Authority to which the Company or its property is subject; or (c) violate any Requirement of Law.

2.2                                 Each representation and warranty made by the Company in the Credit Agreement or any other Loan Document is true and correct in all material respects with the same effect as though made on and as the date hereof and as of the Second Amendment Effective Date, except to the extent any such representation or warranty expressly relates to an earlier date (in which case it was true and correct in all material respects as of such earlier date).

2.3                                 To the knowledge of the Company, no event, circumstance, change, effect or condition with respect to the Company and its Subsidiaries that is disclosed in any Form 10-K, Form 10-Q or Form 8-K filed by the Company with the SEC prior to the Second Amendment Effective Date (as defined in Section 1) is reasonably expected to result in a Material Adverse Effect occurring after the Second Amendment Effective Date.

2.4                                 No Default or Event of Default has occurred and is continuing.

SECTION 3.                                Conditions to Effectiveness.  This Amendment shall become effective on the date (the “Second Amendment Effective Date”) on which each of the following conditions is satisfied:

3.1                                 Documents.  The Agent shall have received:

(a)                                  counterparts of this Amendment signed by the Company;

(b)                                 Second Amendment Addendums in the form attached hereto signed by the Required Lenders; and

(b)                                 a confirmation, substantially in the form of Exhibit B, signed by all existing Loan Parties.

3.2                                 Prepayment of Term Loans.  The Agent shall have received, for the account of the applicable Lenders, a voluntary prepayment of the Term Loans in an amount equal to $100,000,000, which prepayment (a) shall be applied pro rata (according to the current principal amounts thereof) to all Term Loans in the inverse order of the maturity of the installments thereof and (b) shall be distributed by the Agent to the applicable Lenders promptly upon receipt thereof.

3.3                                 Amendment Fee.  An amendment fee for each Lender that delivers a signed Lender Addendum for this Amendment to the Agent, prior to 12:00 p.m. (New York time) on March 6, 2009, in an amount equal to the product of 0.50% multiplied by the sum of (i) such Lender’s Revolving Commitment and (ii) the outstanding principal amount of such Lender’s Term Loans after taking account of the prepayment pursuant to Section 3.2 (it being understood that the Company shall have no obligation to pay such fee if the Second Amendment Effective Date does not occur).

3.4                                 Absence of Default.  No Default or Event of Default shall exist.

SECTION 4.                                Miscellaneous.

4.1                                 Expenses.  The Company agrees to pay all reasonable out-of-pocket expenses incurred by the Lead Agents (including the reasonable fees, charges and disbursements of counsel for the Lead Agents) in connection with this Amendment and the transactions contemplated hereby.

4.2                                 Governing Law.  THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAW OF THE STATE OF ILLINOIS (WITHOUT REGARD TO CONFLICTS OF LAW PROVISIONS THEREOF); PROVIDED THAT THE BORROWERS, THE AGENT AND THE LENDERS SHALL RETAIN ALL RIGHTS ARISING UNDER FEDERAL LAW.

4.3                                 Headings.  Section headings used herein are for convenience of reference only, are not part of this Amendment and shall not affect the construction of, or be taken into consideration in interpreting, this Amendment.

4.4                                 Effect of Amendment.  Except as expressly set forth herein, this Amendment shall not, by implication or otherwise, (a) limit, impair, constitute a waiver of or otherwise affect the rights and remedies of the Lenders or the Agent under the Credit Agreement or any other Loan Document or (b) alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect.  By executing and delivering a copy hereof, the Company agrees and confirms that all Loans and other Obligations shall be fully guaranteed by the Guarantors pursuant to the Subsidiary Guaranty and shall be fully secured pursuant to the Collateral Documents.

[Signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

OSHKOSH CORPORATION

By:	/s/ R. Scott Grennier
Name:	R. Scott Grennier
Title:	Vice President and Treasurer

BANK OF AMERICA, N.A., as Agent

By:	/s/ Michael Brashler
Name:	Michael Brashler
Title:	Vice President